FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X               Form 40-F

3 December 2025

HSBC HOLDINGS PLC

GROUP CHAIR SUCCESSION

HSBC Holdings plc ('HSBC' or the 'Company') Board today appoints Brendan Nelson as Group Chair.

Brendan, who has been serving as interim Group Chair since 1 October 2025, joined the Board in September 2023.

He has had an extensive career in financial services, both at KPMG, when he led the Global Financial Services Practice, advising and auditing international banks, and on the Boards of BP, RBS, and HSBC.

This decision follows a robust process that considered both internal and external candidates.

Ann Godbehere, Senior Independent Director, who led the process commented "On behalf of the Board, I am delighted with Brendan's appointment as our Group Chair. Since assuming the role of interim Group Chair, Brendan has demonstrated his excellent leadership capabilities backed by his strong banking and governance credentials"

Brendan Nelson said: "I am honoured to be HSBC Group Chair.  I look forward to continuing to work with the Board, Georges and the wider management team as we deliver on our strategic and financial objectives".

Brendan will remain as Chairman of the Group Audit Committee until the publication of the 2025 results in February 2026. HSBC will provide an update on the succession for this role in due course.

Save as disclosed in this announcement, there is no other information required to be disclosed pursuant to UK Listing Rule 6.4.8 or Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

For and on behalf of

HSBC Holdings plc

Aileen Taylor
Company Secretary

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987.

Board of Directors

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Independent non-executive Chair
† Independent non-executive Director

HSBC Group

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 57 countries and territories. With assets of US$3,234bn at 30 September 2025, HSBC is one of the world's largest banking and financial services organisations.

Media enquiries to: Heidi Ashley             +44 (0) 7920 254057           heidi.ashley@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 03 December 2025